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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE TO/A
       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                           TODD SHIPYARDS CORPORATION
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   889039103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                MICHAEL G. MARSH
                         SECRETARY AND GENERAL COUNSEL
                           TODD SHIPYARDS CORPORATION
                          1801 SIXTEENTH AVENUE, S.W.
                           SEATTLE, WASHINGTON 98134
                                 (206) 442-8501
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
               COMMUNICATIONS ON BEHALF OF THE FILING PERSON(S))

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[ ]  Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer                  [ ]  going private transaction
   subject to Rule 14d-1                          subject to Rule 13e-3
[X]  issuer tender offer                       [ ]  amendment to Schedule 13D
     subject to Rule 13e-4                        under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

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On June 28, 2001, the Company commenced a "Dutch Auction" tender seeking to repurchase up to 4,000,000 shares of its common stock at a price of not more than $8.25 per share nor less than $7.00 per share. Under the terms of the tender the purchase price for all shares to be repurchased was fixed at the lowest price (in increments of $0.05) at which the Company would be able to purchase the lesser of (i) all shares properly tendered or (ii) 4,000,000; provided, however, that under rules applicable to the offer adopted by the Securities and Exchange Commission ("SEC") the Company had the ability to increase the number of shares sought in the auction from 4,000,000 to 4,187,253 without amending or extending the offer.

The terms of the tender offer are more particularly described in a statement on Schedule TO filed with the SEC on June 28, 2001, and in the exhibits thereto.

An aggregate of 4,136,124 shares were validly tendered and delivered at prices resulting in a purchase price of $8.25 per share under the terms of the offer. The Company exercised its ability to adjust the size of the offer and selected all such shares for purchase to avoid proration. The aggregate purchase price in respect of the shares purchased was $34,123,023 and the Company estimates that expenses in connection with the offer were approximately $500,000. The Company utilized available cash and proceeds from available for sale securities to fund the offer.

Additional information relating to the repurchases pursuant to the Offer to Purchase will be set forth in part II of the Company's Form 10-Q Quarterly report for the fiscal quarter ended July 1, 2001.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with this Schedule TO as Exhibits (a)(1)(i) and
(a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 12.  EXHIBITS. (PREVIOUSLY FILED)

(a)(1)(i)    Offer to Purchase.
(a)(1)(ii)   Letter of Transmittal.
(a)(1)(iii)  Notice of Guaranteed Delivery.
(a)(1)(iv)   Instruction Letter for use by participants in Todd's 401(K)
             Savings Investment Plan.
(a)(1)(v)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(2)       Not applicable.
(a)(3)       Not applicable.
(a)(4)       Not applicable.
(a)(5)(i)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
(a)(5)(ii)   Letter to shareholders from Stephen G. Welch, President and
             Chief Executive Officer of Todd, dated June 28, 2001.
(a)(5)(iii)  Summary Advertisement dated June 28, 2001.
(a)(5)(iv)   Press Release dated June 28, 2001.
(b)          Not applicable.
(d)          Not applicable.
(g)          Not applicable.
(h)          Not applicable.

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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TODD SHIPYARDS CORPORATION

                                          By: /s/ STEPHEN G. WELCH
                                            ------------------------------------
                                            Name: Stephen G. Welch
                                            Title: President and Chief Executive
                                              Officer

Dated: August 3, 2001

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